345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

July 25, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jordan Nimitz

Re:	8i Acquisition 2 Corp.
Preliminary Proxy Statement on Schedule 14A
Submitted June 15, 2022
CIK No. 0001847846

Dear Ms. Nimitz:

On behalf of our client, 8i Acquisition 2 Corp., a BVI business company (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 12, 2022 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Initial Filing”).

The Company has filed via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. Please note that our responses below, insofar as relevant information relates to EUDA Health Limited, a BVI business company (“EUDA”) or matters arising from EUDA’s participation in the preparation of the Amendment, are based on our discussions with and information received from EUDA or its counsel, Kaufman & Canoles, P.C., who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Preliminary Proxy Statement on Schedule 14A submitted June 15, 2022

Questions and Answers about the Proposals, page 9

1.	Please revise to disclose with an appropriate Question and Answer and risk factor all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company has added disclosure on pages 9-10, 22-25, and 99-101 of the Amendment in response to the Staff’s comment.

Risks Related to 8i’s Business and Business Combination

The Initial Shareholders who own Ordinary Shares and Private Units will not participate in liquidation distributions and, therefore, they ma, page 54

2.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Additionally, please describe the negotiations where your Sponsor, Directors and Officers agreed to waive their redemption rights in the “Background to the Business Combination.”

Response: As described in the Letter Agreement dated November 22, 2021, a copy of which was filed as Exhibit 10.1 to the Form 8-K filed on November 24, 2021, the Company’s Sponsor, Directors and Officers agreed to waive their redemption rights with respect to any Founder Shares or Public Shares they may acquire during or after the IPO in connection with the consummation of a Business Combination “to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the IPO, and in recognition of the benefit that such IPO will confer upon [each Initial Shareholder] as a shareholder of the Company.” No additional consideration was provided in exchange for the Letter Agreement.

Unaudited Pro Forma Condensed Combined Financial Information, page 66

3.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company has revised the disclosure on page 70 of the Amendment to include the effective underwriting fee on a percentage basis for shares at each redemption level presented in the Company’s sensitivity analysis.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 71

4.	Revise your introductory narrative as well as your pro forma footnotes to more clearly address the earn out arrangements, including the fact that such earn outs have been excluded from your pro forma adjustments.

Response: The Company has revised the disclosure on pages 71 and 76 of the Amendment to clearly state that the unaudited pro forma combined financial information does not give effect to the 4,000,000 EUDA Earnout Shares as the earnout contingency has not been met at period end.

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 72

5.	Please provide us your analysis under ASC 815-40-15 supporting your determination that the contingent obligation to issue Earn-Out shares is considered indexed to the company’s own stock and therefore meets the requirement for equity classification.

Response: The Company respectfully advise the Staff that the Company was using the following two-step approach in accordance with ASC 815-40-15-7 to support its determination that the contingent obligation to issue Earnout Shares is considered indexed to the Company’s own stock and therefore meets the requirement for equity classification.

Step 1: The Company first evaluated the contingent exercise provisions of the Earnout Shares and determined that the exercise contingencies of a) the Company’s stock price and b) EUDA’s revenue and net income in the Earnout Shares does not preclude the Earnout Shares from being considered indexed to the Company’s own stock.

Step 2: The Company then evaluated the settlement provisions of the Earnout Shares and determined that the number of shares to be issued are fixed at 1,000,000 shares to be earned at each of the four triggering events with no adjustment provisions and concluded that the Earnout Shares shall be considered indexed to the Company’s own stock.

Background of the Business Combination, page 79

6.	Please revise to provide additional detail regarding your discussions with the other potential targets, including when in the process you identified the targets, who identified them, when you contacted them and entered into non-disclosure agreements, who participated in the preliminary due diligence and discussions with the targets, and when you determined not to go forward with the transaction. We note, for example, that 8i’s Board of Directors was still considering the four potential target companies in its discussions on April 3, 2022. To the extent that any preliminary negotiations were entered with the other potential targets, please disclose the subject and nature of such negotiations.

Response: The Company has revised disclosure on pages 84-85 and 87-88 of the Amendment in response to the Staff’s comment.

7.	We note the risk factor disclosures on page 33 that the loss of certain key corporate clients would have a materially adverse effect on EUDA’s business, financial condition, and results of operations. We also note your risk factor disclosure that EUDA’s revenue will be adversely affected if there is a decrease in the number of individuals covered under its platform, health plan and other clients, or if the application or service subscription numbers decrease. In light of this, please disclose any discussions with EUDA about the potential loss of clients in the near future or other events that may materially affect the target’s prospects or its financial projections for future performance of the business.

Response: The loss of clients will affect EUDA’s ability to gain market share.

The future financial performance and success of EUDA are dependent in large part upon its ability to implement the business strategy successfully. EUDA’s business strategy envisions several initiatives, including increasing revenues from existing customers, capitalizing on outsourcing opportunities to win new contracts, focusing on risk management and pursuing selected acquisitions.

If EUDA is unable to implement its business strategy successfully or achieve the anticipated benefits of its business plan, its long-term growth and profitability may be adversely affected. Even if EUDA is able to implement some or all of the initiatives of its business plan successfully, its operating results may not improve to the extent anticipated, or at all.

The Company has revised its disclosure throughout, including page 95 of the Amendment.

8.	Please disclose the nature of the comments incorporated into the final amendment of the share purchase agreement that were provided by Shook Lin.

Response: The Company has revised the disclosure on pages 88 and 94 of the Amendment in response to the Staff’s comment.

9.	We note that 8i agreed to enter into a binding agreement with EUDA based on the terms of the draft letter of intent on January 26. Please revise to clarify how the material terms of the transaction evolved during the negotiations, including any proposals and counterproposals made during the course of negotiations for the material issues discussed. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved. In your revised disclosure, please ensure that you address the following:

●	negotiation of the transaction structure;
●	valuation of EUDA, including the enterprise value discussed between January 3, 2022, and January 10, 2022, which party first presented a valuation figure, each counterproposal, and the basis or bases presented in support of each valuation proposed and the discussions that led to an decrease in the valuation from $613.4 million to $172 million;
●	purchase consideration, especially the discussions leading to the decrease from $550 million to $140 million; and
●	earn-out consideration, including the related negotiations and how you determined the value of the earnout milestones.

Response: The Company has revised the disclosure on pages 84-93 of the Amendment in response to the Staff’s comment.

10.	We note that certain financial projections were presented to Mr. Tan and Mr. Yap between January 3 and January 10, 2022 and to 8i’s Board of Directors on April 1, 2022. Please clarify whether these were the same set of financial projections provided to 8i’s Board of Directors on February 25, 2022. To the extent that these were different sets of projections, please include such analyses in your filing and explain the material differences with the February 25 financial projections.

Response: The financial projections EUDA shared with 8i’s management on January 10, 2022 were preliminary draft projections. EUDA sent its finalized financial projections to 8i on February 25, 2022, a copy of which was later presented to the 8i Board of Directors at its April 3, 2022 meeting. The Company has revised the disclosure on pages 85-87 of the Amendment in response to the Staff’s comment.

11.	Please disclose who identified EUDA and how EUDA was identified.

Response: The Company has revised the disclosure on page 84 of the Amendment in response to the Staff’s comment.

Revised financial projections (as of May 30, 2022), page 82

12.	Please disclose the material assumptions and underlying bases of the May 31, 2022 financial projections, including the compounded annual growth rates, revenue growth, operating costs, gross margins, net income, etc. and the limitations of the forecasts. Provide investors with sufficient information to evaluate the forecasted financial information and its reasonableness. In addition, disclose whether your projections are in line with historic operating trends, including your growth rates and revenue growth, and if not, please explain why the change in trends is appropriate or assumptions are reasonable. For example, we note that your year-to-year growth rate between 2020 and 2021 was 25% and that your projected compounded annual growth rates from 2022 to 2026 are projected to be 98%, 148% and 235% for your base, middle, and best case scenarios respectively. In your revised disclosure, please discuss how your projections compare to actual annualized experience for the quarter ended March 31, 2021.

Response: The Company has revised the disclosure on pages 90-93 of the Amendment in response to the Staff’s comment.

Interests of 8i’s Directors, Officers and Certain Shareholders in the Business Combination, page 89

13.	Please quantify here and on page 23 the aggregate dollar amount and describe the nature of the January 12, 2022 and March 18, 2022 loans extended by Mr. Meng Dong (James) Tan, as well as any other loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company has revised the disclosure on pages 9-10, 24-25, 57-58 and 100-101 of the Amendment in response to the Staff’s comment.

14.	Please expand your disclosure regarding Mr. Mend Dong (James) Tan’s and 8i Holdings 2 Pte. Ltd. ‘s ownership interests in EUDA, including the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company has revised the disclosure on pages 9, 24, 57 and 100 of the Amendment in response to the Staff’s comment.

Information About EUDA

Overview, page 108

15.	Please explain the meaning of “Omni-channel” and “win rate.”

Response: An omni-channel healthcare platform refers to delivering health-related services from an in-person clinic to utilizing digital tools like virtual care and video or telephonic technologies.

“Win rate” is a measurement of the amount of success that a sales team generates over a certain period. EUDA typically bases it on the number of sales that a team performs and compares it to the total number of potential sales opportunities.

The Company has revised the disclosure on page 122 of the Amendment in response to the Staff’s comment.

16.	We note that paragraphs 3 to 6 on page 108 are duplicates of the immediately preceding disclosure. Please revise to remove the duplicated paragraphs.

Response: The Company has removed the duplicated paragraphs in response to the Staff’s comment.

17.	Please identify the direct sales organization and direct sales force referenced on page 108.

Response: This paragraph refers to inside and outside direct sales model. The inside sales team focuses on acquiring leads by connecting with prospects, leads and clients using digital channels, while the outside sales team focuses on nurturing and converting leads.

The Company has revised the disclosure on page 122 of the Amendment in response to the Staff’s comment.

18.	Please revise the description of your business at first mention of EUDA and throughout your registration statement so that the nature and extent of your current operations are clear and are distinguished from your proposed or aspirational business plans. For example only, we note your disclosure that one of your competitive strengths is a business model that “encompasses the full spectrum of healthcare & wellness services” and that “EUDA is an all-encompassing healthcare management platform purpose-built to power the entire ecosystem of value-based care.” However, your disclosure elsewhere appears to indicate that your current operations are limited to providing medical urgent care and property management. We also note that you disclose that several services that are listed under your “Future Offerings” section are “include[d]” in your wellness vertical or are “currently offer[ed]” to your your clients. To the extent your “new businesses” are aspirational in nature, please revise to clearly disclose that fact throughout this section.

Response: The Company has revised the disclosure throughout the Amendment in response to the Staff’s comment.

19.	We note your disclosure on page 109 that increased AI-driven advancement includes “a strong potential for interactive virtual assistants . . .” Please clarify whether you have plans to develop interactive virtual assistants, or otherwise, please explain how this is relevant to your business.

Response: EUDA has plans to develop the IVA in the coming years. The IVA will allow clients and patients to find relevant information or complete tasks based on individual user information, previous conversations, and their location, thus enabling them to reach a successful resolution. Some benefits IVA can bring about are personalized customer experience, reduced waiting time, around the clock service and improved efficiency.

The Company has revised the disclosure on page 123 of the Amendment in response to the Staff’s comment.

Competitive Strengths, page 112

20.	We note your disclosures about EUDA’s competitive strengths and about its future service offerings. Your proxy statement should present a balanced discussion of your business. Please revise your disclosure here and throughout your proxy statement/prospectus to balance your prominent discussion of EUDA’s competitive strengths and growth strategy with a discussion of the challenges you face in advancing your platform’s capabilities and securing customer growth. For example, address in your revisions the risk that you may fail to meet customer specifications, that your customer base may not increase as planned, you may be unsuccessful in securing new business from established customers, and any limitations or risks you may face in developing your future service offerings.

Response: The Company has revised the disclosure throughout the Amendment to present a balanced discussion of EUDA’s business.

Future Service Offerings, page 120

21.	Please expand your discussion of each future service offering to disclose the regulatory and development steps necessary to implement these offerings, including the steps that EUDA has completed, and the steps that remain. Please also disclose the estimated timelines of when EUDA will implement these offerings. If you are unable to provide either of these estimates, please explain why you are unable to at this time.

Response: Although the COVID-19 pandemic has led to the relaxation of certain regulatory and reimbursement barriers, it is uncertain how long the relaxed policies will remain in effect, and there can be no guarantee that once the COVID-19 pandemic is over that such restrictions will not be reinstated or changed in a way that adversely affects the business.

However, such a return may benefit EUDA as the renewed enforcement of HIPAA regulations may force many marginal telehealth platforms out of the marketplace, thereby lessening the competition.

The Ministry of Health in Singapore (MOH) will be introducing a new Healthcare Services Act (HCSA) to replace the current Private Hospitals and Medical Clinics Act (PHMCA) to meet Singapore’s evolving healthcare needs, and better safeguard the safety and welfare of patients as new healthcare models and services emerge. MOH adopts a risk-based regulatory approach to healthcare services and will focus on licensing direct doctor teleconsultations under the HCSA in end 2023. Licensable providers may be independent doctors offering teleconsultations themselves, or organizations which have set up clinical and operational governance for their doctors to provide teleconsultations.

EUDA will progressively put in place professional and process measures to provide safe telemedicine care and ensure compliance to the MOH measures.

The table below shows the estimated timeline of deployment of the EUDA’s services for the three scenarios.

Singapore	Base Case	Middle Case	Best Case
Healthcare
Medical Urgent Care	Jan-22	Jan-22	Jan-22
Campus Clinics & Workplace	-	-	Jan-24
Digital Pharmacy	-	-	Jan-25
Diagnostics & Monitoring	-	-	Jan-24
Chronic Disease Management	-	-	Jan-25
Mental Health	-	-	Jan-25
Lifestyle & Wellness
Marketplace	-	-	Jan-24
Property Management Services (Home Care Services)	Jan-22	Jan-22	Jan-22
Fitness	-	Jan-23	Jan-23
Men’s Health	-	Jan-23	Jan-23
Women’s Health	-	Jan-23	Jan-23
Health Plans
Individual Health	-	-	Jan-24
Corporate Health	-	-	Jan-24
EUDA Society	Jan-23	Jan-23	Jan-23
Medical Emergency Assistance	-	Jan-23	Jan-23
Medical Tourism	-	Jan-23	Jan-23
Enablement
Human Resource Management	-	Jan-24	Jan-24
Claims Management System	-	Jan-24	Jan-24

The Company has revised the disclosure on page 133 of the Amendment in response to the Staff’s comment.

22.	We note your disclosure within the “Background to the Transaction” section that EUDA intends to expand its operations into Indonesia. Please expand your disclosure here to describe these plans.

Response: One of EUDA’s goals is to optimize collaboration between doctors and patients to achieve improved patient management and provide greater access to healthcare in places such as Indonesia and India. Localization efforts will be needed to assure that the platform algorithms are fit for purpose in the new local jurisdictions.

EUDA aims to collaborate with like-minded players, be it well-established companies, the public sector or startups, to reach the patients through its platform technology. Through such collaborations and partnerships, EUDA can increase its reach much more quickly than via organic growth, and this is crucial especially for countries that have significant needs and gaps in improving public access to good quality healthcare.

Medical Urgent Care, page 123

23.	Please explain what you mean by a “transactional-based model.”

Response: In a transaction-based model, the pricing and the cost to customers are based on the number of transactions executed i.e. (the amount of work) done in a specified time.

The Company has revised the disclosure on page 136 of the Amendment in response to the Staff’s comment.

24.	We note that you will use EUDA’s AI and data analytics to perform a variety of medical services, including recognizing, analyzing, and determining the type of treatment required. Please expand your disclosure to explain how EUDA developed and validated its artificial intelligence (“AI”) model. In the explanation, please include the data quality and robustness of the diagnoses and prescribed treatments, when the model was developed, and how long the model has been commercialized.

Response: At the initial phase, EUDA is developing the AI system to organize patient health records improve a physician’s ability to extract patient information. The system will comprise a pipeline of AI algorithms to organize relevant clinical information from a patient referral record and present information to the clinician in a web interface. The AI system is expected to save time for the physician to assess new patient records and answer clinical questions, without compromising accuracy when retrieving important patient data and information. This is particularly relevant in an era in which practitioners are confronting increasing volumes of electronic health records.

EUDA will also be developing AI applications to make it easier to read and decipher images to conduct analysis. Using Deep Learning technologies and programs, the AI system equips itself with algorithms that offers a quicker reading of complex images, including those from CT scans and MRIs. The automated image diagnosis system can offer improved performance to doctors, providing better diagnoses of diseases. Moreover, it will be a vital tool when it comes to combating the shortage of radiologists and other medical professionals in hospitals.

The Company has revised the disclosure on page 136 of the Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis

Overview, page 135

25.	Please address the following regarding your property management services:

●

You disclose in the third paragraph that you have implemented relevant solutions to a wide variety of healthcare and homecare services that you currently provide. However, your disclosure on page 119 states that “EUDA currently provides 2 services namely Medical Urgent Care and Property Management Services” and that Property Management Services will not be categorized under Home Care Service line until 2023. Please revise to clarify the nature, extent, and timing of management’s intended changes to these business lines.

Response: The property management and security service are recurring business and will eventually evolve to provide home-based medical services to households and will be categorized under Home Care Services under the Lifestyle and Wellness vertical from 2023 onwards. EUDA’s existing Property Management and Security Services will be categorized under the home care service line together with the home care services that EUDA is intending to roll out. Home Care Service is a medical integrated property management service catering to homes and offices that comes with general home care and specialized care service curated based on member’s needs. Services include but not limited to are remote monitoring, continuous care management, chronic disease management, post-surgery care, infusion and preventative service. EUDA aims to also integrate the Security Service with their core business of providing users with an integrated platform offering medical services by eventually training and providing security personnel at public events for medical support.

The Company has revised the disclosure on page 147 of the Amendment in response to the Staff’s comment.

●

In addition, you disclose on page 82 that the base case scenario under your revised projections are prepared based on the existing services already offered by EUDA. Therefore, please revise to explain why there is a line item for Home Care Services for 2022 and beyond on page 83 but no line item for property management.

Response: As noted above, the property management service will be transformed to a home care focused healthcare service in 2023. The Company has revised the disclosure on page 93 of the Amendment in response to the Staff’s comment.

●

Please clarify in MD&A whether your property management service fees are contractually recurring and revise your results of operations to clearly reflect the extent to which you expect your property management fee revenue to continue at comparable levels or be phased out in your transition to home care services.

Response: The Company has revised the disclosure on pages 150 and 154 to disclose EUDA’s current property management services are contractually recurring and EUDA expects its current property management service revenues to continue at the current level and relatively stable in the reminder period in 2022 and in 2023.

●

Revise to clarify the extent to which your property management service business line provides any services to your affiliated medical clinics.

Response: Currently, there is no integration between the property management services and the clinics’ operations.

The Company has revised the disclosure on pages 150 and 154 of the Amendment in response to the Staff’s comment.

●	Revise to provide a table presenting the percent of management revenue from each property type for each period presented.

Response: The Company has revised the disclosure on pages 150 and 154 to provide a table presenting the percentage of management revenue from each property type for each period presented.

Results of Operations, page 136

26.	Please revise to address the following regarding your revenue from medical services:

●	Revise to disclose the number of total employees covered by your client contracts for each period presented.
●	Discuss the trend in the average revenue per patient for each period presented.

Response: The Company has revised the disclosure on pages 149 and 153 to disclose the number of total patients/employees covered by client contracts for each period presented and to discuss the trend in the average revenue per patient/employee for each period presented.

27.	Revise your discussion of other income to more clearly identify and discuss the various components of this subtotal for your interim and annual periods.

●	Consider providing a tabular breakdown.
●	Clearly identify the extent to which the various components are recurring versus one time items.
●	Given the significance of these one-time items, consider revising your paragraphs addressing the fluctuations in your net income (loss) to more clearly address the extent of the effects of one-time events or items.

Response: The Company has revised the disclosure on pages 152, 156, and 157 of the Amendment to a) disclose a tabular breakdown of income, b) identify the extent to which the various components are recurring versus one-time items and c) revise EUDA’s paragraphs addressing the fluctuations in EUDA’s net income (loss) to more clearly address the extent of the effects of one-time events or items.

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of 8i and EUDA, page 152

28.	Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis that also includes interim redemption levels.

Response: The Company has revised the disclosure on pages 164 and 165 of the Amendment to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis that also includes interim redemption levels.

Beneficial Ownership of Securities - Pre & Post Business Combination, page 171

29.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including the Warrants within the Private and Public Units.

Response: The Company has updated the disclosure on page 186 to take into account exercise and conversion of all securities, including the Private and Public Units.

EUDA Holdings, Inc. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Nature of business and organization, page F-35

30.	We note that there are various entities that are included in the consolidate financial statements. One of these entities is Kent Ridge Healthcare Singapore which is described as a multi-care specialty group offering a range of specialty care services to patients. Another is The Good Clinic Private Limited which is described as a medical facility general practice clinic that provides holistic care for various illnesses. However, you disclose on page 38 that EUDA is dependent on third-party entities, which they do not own or control, to provide healthcare services to consumers. Please clarify in your disclosure whether the services your provide are from your wholly-owned subsidiaries. Further, revise your footnotes and MD&A to clearly describe the difference and interplay between your related party and third party revenues and related party and third party cost of revenues.

Response: The Company has revised the disclosure whether the services EUDA provide are from EUDA’s wholly-owned subsidiaries on page 40. The Company has revised the revenue and cost of revenue tables in the MD&A on pages 149, 150, 153 and 154 to match the numbers with the tables in the footnotes on pages F-43 and F-44.

Note 3 - Summary of significant accounting policies

Revenue Recognition, page F-43

31.	You disclose in Note 1 that you are engaged in the healthcare specialty group (other than general practice) business offering range of specialty care services to patients and engaged in the medical facility general practice clinic that provides holistic care for various illnesses. You disclose that the revenue for both the specialty medical visits and the general practice clinic is generated on a per healthcare visit basis. You disclose on page 143 that the decrease of the medical services gross profit percentage for the year ended December 31, 2021 was mainly attributable to the increase of clinic (including COVID testing) operations during the year ended December 31, 2021, as it generally has lower gross profit margin than their specialty care services. Please tell us your consideration of disaggregating revenue and cost of revenue between the specialty group and general practice (clinic) in your footnotes as well as in your MD&A.

Response: The Company has revised the disclosure on pages 149, 150, 153, 154, F-43 and F-44 to present the disaggregating revenue and cost of revenue between the specialty group and general practice (clinic).

Note 10 - Goodwill, page F-53

32.	We note that a significant portion of your goodwill is allocated to Tri-Global which you disclose is your operating subsidiary which is involved in the provision of security services at public events in Singapore. Please tell us the amount of revenues from security services for each period presented as well as your consideration of disaggregating revenues related to security services.

Response: The Company has revised the disclosure on pages F-43 and F-44 to present the disaggregating revenue and cost of revenue related to security services. Please also be respectfully informed that the security service is part of EUDA’s property management revenue and such services historically were not performed at public events. Tri-Global is involved only in the provision of private security services in Singapore. The Company has revised the disclosure on page 106 to correct the disclosure.

General

33.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company has added disclosure on pages 13 and 57 of the Amendment in response to the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Tahra Wright at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	William Yap